February 27, 2020

Yifan Liang
Chief Financial Officer and Corporate Secretary
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Alpha and Omega Semiconductor Limited
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed August 23, 2019
           File No. 001-34717

Dear Mr. Liang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing